UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MINUTES OF THE 430th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 16, 2022

1.        DATE, TIME AND VENUE: On December 16, 2022, at 04:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Consulting Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: the call was made in the form of the Company’s Bylaws. The members of the Company’s Board of Directors were present, who subscribe these minutes, establishing, therefore, quorum in the terms of the Bylaws. Pursuant to Article 163, third Paragraph of Law No. 6,404/76 (“Corporation Law”), were also present Mr. Cremênio Medola Netto, Mr. Charles Edwards Allen, and Mrs. Gabriela Soares Pedercini, members of the Fiscal Council of the Company, to provide the necessary clarifications; as well as the General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, as Meeting Secretary

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira - Meeting Secretary.

4.   AGENDA AND RESOLUTION: to begin with, the Chairman of the Board of Directors of the Company, Mr. Eduardo Navarro de Carvalho, clarified that, per common knowledge, the meeting’s purpose was to discuss and deliberate on the incorporation, by the Company, of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a specific purpose company acquired from Oi S.A. – Under Judicial Recovery on April 20, 2022 (“Garliava”), currently being held in its entirety by the Company (“Incorporation”).

He added that, through the Incorporation, the intention is to simplify the corporate structure of the Company, to eliminate the overlap of authorizations for exploring the SMP service, to standardize the services provided by the companies involved, and also to concentrate activities concerning the provision of personal mobile telecommunications services in a single entity, the Company, from the Effective Date (as defined below), as well as generate synergies through the optimization of operational costs and the efficient allocation of investments due to the integration of incorporated assets.

In addition, Mr. Chairman highlighted that the matter was previously analyzed by the Audit and Control Committee and by the Fiscal Council of the Company, which were in favor to all items of the agenda that were incumbent upon them.

After the presentation, the present Board Members were aware of:

(i)               The valuation report of Garliava’s shareholders equity, evaluated based on its book value on October 31, 2022, at R$84,165,098.62 (eighty-four million, one hundred sixty-five thousand, ninety-eight reais and sixty-two cents), prepared by the specialized appraisal company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ No. 61.562.112/0001-20, for the purposes of the incorporation of Garliava’s shareholders’ equity by the Company (“Appraisal Report”);

(ii)             The draft of the Protocol and Instrument of Incorporation Justification, to be signed between the managements of Garliava and the Company, having as purpose the Incorporation (“Incorporation Protocol”); and

(iii)            The draft of the call notice for shareholders, to be published, and the management proposal, both for the extraordinary general meeting of the Company that will resolve on the Incorporation.

After examining and deliberating on the matters on the Agenda, the presente members of the Board of Directors unanimously discussed as follows:

4.1. ratify, ad referendum of the Company’s extraordinary general meeting that will deliberate on the matter, the appointment of the specialized company PriceWaterhouseCoopers Auditores Independentes Ltda., to prepare the Appraisal Report, for the purposes of the incorporation of Garliava’s shareholders’ equity by the Company;

4.2. approve, ad referendum of the Company’s extraordinary general meeting that will deliberate on the matter, the Incorporation Protocol, which foresees the general terms and conditions of the Incorporation, its justifications and the criterion of evaluation of Garliava’s shareholders’ equity to be incorporated by the Company;

4.3. approve, ad referendum of the Company’s extraordinary general meeting that will deliberate on the matter, the Appraisal Report.

4.4. approve the draft of the call notice for shareholders, to be published, and the management proposal, both for the Company’s extraordinary general meeting that will resolve on the Incorporation.

4.5. due to the approval of the terms and conditions of the Incorporation Protocol deliberated herein, as well as the clarifications made regarding the intended Incorporation and the existence of a favorable opinion issued by the Fiscal Council, as well as the recommendation of the Audit and Control Committee, the members of the Board of Directors unanimously manifested in favor, ad referendum of the Company’s extraordinary general meeting, to the realization of the Incorporation, for the amound described in the Appraisal Report, without changes to the Company’s capital stock.

It is registered that the Incorporation depends on obtaining prior consent from ANATEL and the completion of operational procedures related to the systemic parametrization. In view of this, the effectiveness of the meeting resolution will be conditioned to the new resolution of this collegiate, in a meeting to be held especially for this purpose to verify the occurrence of said conditions, when, then, the Incorporation will become effective (“Effective Date”).

Furthermore, this collegiate authorized the signing of the Incorporation Protocol to be signed by the Company’s Administration, as well as the call of the Company’s shareholders to the extraordinary general meeting that will deliberate on the Incorporation.

5. CLOSING: there being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned and these minutes were drawn up. São Paulo, December 16, 2022. Board of Directors: (a.a.) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; e Solange Sobral Targa. Conselheiros Fiscais: Srs. Cremênio Medola Netto, Charles Edwards Allen, and Gabriela Soares Pedercini. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is the faithful copy of the minutes of the 430th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 16, 2022, recorded in the Company's books. This is a free English translation.

____________________________________________________

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director